

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 5, 2017

Mr. Christopher W. Cabrera
Chief Executive Officer
Xactly Corporation
300 Park Avenue, Suite 1700
San Jose, California 95110

> **Re: Xactly Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed April 20, 2016**
> **Form 10-Q for the Quarterly Period Ended October 31, 2016**
> **Filed December 9, 2016**
> **File No. 001-37451**

Dear Mr. Cabrera:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key business metrics, page 41

1.   Throughout the filing you indicate the importance of existing customers renewing their agreements but your renewal rates are not disclosed. We note your discussion of retention rates, which take into account increasing revenues from existing customers. However, it is unclear from this measure the number of customers that are actually renewing their subscription. Accordingly, please tell us whether your renewal rate, in addition to the revenue retention rate, is a key metric used by management to evaluate

your results of operations and what consideration was given to disclosing your renewal rates in your filings. See Section III.B.1 of SEC Release No. 33-8350.

Form 10-Q for the Quarterly Period Ended October 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.   On page 29 you indicate that under certain circumstances, including the loss of two large customers through mergers and acquisitions your business and operating results will be adversely affected. Please tell us how you considered disclosing whether the loss of these customers is reasonably likely to have a material impact on future results. If material, you should also quantify the reasonably expected impact on your operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services